EXHIBIT (a) (11)



PIONEER ANNOUNCES FINAL RESULTS
OF DUTCH AUCTION SELF TENDER OFFER

DES MOINES, IOWA - October 29, 1997 - Pioneer Hi-Bred International, Inc. announced today the price, as finally determined, for the approximately 16.4 million shares purchased in the Company's Dutch auction self tender was $92.50 per share.

     There will be no pro-ration of the shares purchased. To avoid pro-ration Pioneer has exercised its option to purchase approximately 21,000 additional shares at $92.50 per share.

     The Dutch auction self tender, which expired October 23, 1997, was part of the previously-announced alliance between Pioneer and DuPont.

     Pioneer and DuPont recently entered into a broad research alliance and began the formation of a separate joint venture company designed to speed the discovery, development, and delivery of new crops that benefit farmers, livestock producers, and consumers worldwide. In addition, DuPont has invested $1.7 billion in Pioneer by purchasing preferred voting shares at $104 per share. Pioneer used a portion of the proceeds from the DuPont investment to finance the Dutch auction self tender offer.

     Pioneer Hi-Bred International, Inc. (NYSE: PHB) is a leading supplier of agricultural genetics and is a leading integrator of agricultural technology. Headquartered in Des Moines, Iowa, Pioneer develops, produces, and markets a full line of seeds, microbial products, and services to farmers, grain processors, and other customers worldwide.